SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Largo Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

517097101
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 517097101	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,547 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,547 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,547 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 517097101	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,934,022 Common Shares (including 465,813 Common Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,934,022 Common Shares (including 465,813 Common Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,934,022 Common Shares (including 465,813 Common Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.32%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 517097101	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital Fund II (Mexico) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,528,159 Common Shares (including 26,428 Common Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,528,159 Common Shares (including 26,428 Common Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,159 Common Shares (including 26,428 Common Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.36%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 517097101	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital GP II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,462,181 Common Shares (including 492,241 Common Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,462,181 Common Shares (including 492,241 Common Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,462,181 Common Shares (including 492,241 Common Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.64%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 517097101	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 56,488 Common Shares issuable upon exercise of options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 56,488 Common Shares issuable upon exercise of options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,488 Common Shares issuable upon exercise of options
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 517097101	13G	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Arias Resource Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 56,488 Common Shares issuable upon exercise of options
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 56,488 Common Shares issuable upon exercise of options
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,488 Common Shares issuable upon exercise of options
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 517097101	13G	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS J. Alberto Arias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,533 Common Shares
	6	SHARED VOTING POWER 28,525,216 Common Shares (including 492,241 Common Shares issuable upon exercise of warrants and 56,488 Common Shares issuable upon exercise of options)
	7	SOLE DISPOSITIVE POWER 62,533 Common Shares
	8	SHARED DISPOSITIVE POWER 28,525,216 Common Shares (including 492,241 Common Shares issuable upon exercise of warrants and 56,488 Common Shares issuable upon exercise of options)
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,587,749 Common Shares (including 492,241 Common Shares issuable upon exercise of warrants and 56,488 Common Shares issuable upon exercise of options)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.80%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 517097101	13G	Page 9 of 14 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Largo Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 55 University, Suite 1105, Toronto, Ontario M5J 2H7, Canada.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Arias Resource Capital GP Ltd., a Cayman Islands exempted company ("Arias GP"), with respect to the Common Shares (as defined in Item 2(d) below) held by it;
(ii)	Arias Resource Capital Fund II L.P., a Cayman Islands exempted limited partnership ("Arias II Fund"), with respect to the Common Shares and the Common Shares issuable upon exercise of warrants held by it;
(iii)	Arias Resource Capital Fund II (Mexico) L.P., an Ontario limited partnership ("Arias II (Mexico) Fund" and together with Arias GP and Arias II Fund, the "Arias Entities"), with respect to the Common Shares and the Common Shares issuable upon exercise of warrants held by it;
(iv)	Arias Resource Capital GP II Ltd., a Cayman Islands exempted company ("Arias II GP"), as the general partner of Arias II Fund and Arias II (Mexico) Fund, with respect to the Common Shares and the Common Shares issuable upon exercise of warrants held by Arias II Fund and Arias II (Mexico) Fund;
(v)	Arias Resource Capital Management LP, a Delaware limited partnership ("Arias Management"), with respect to the Common Shares issuable upon exercise of options held by Mr. Arias (as defined below) and Mr. Jonathan Lee, who serves as Vice President of Arias Management ("Mr. Lee");
(vi)	Arias Resource Capital GP LLC, a Delaware limited liability company ("Arias Management GP"), as the general partner of Arias Management, with respect to the Common Shares issuable upon exercise of options held by Mr. Arias and Mr. Lee; and
(vii)	J. Alberto Arias ("Mr. Arias"), with respect to the Common Shares held by him, as the sole member of Arias Management GP with respect to the Common Shares issuable upon exercise of options held by Mr. Lee and himself, and as the sole director of each of Arias GP and Arias II GP and as director of Arias GP II, which serves as the general partner of Arias II (Mexico) Fund, with respect to the Common Shares and the Common Shares issuable upon exercise of warrants held by the Arias Entities.

CUSIP No. 517097101	13G	Page 10 of 14 Pages

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o Arias Resource Capital Management LP, 201 S. Biscayne Blvd – Suite 730, Miami, FL 33131.

Item 2(c).	CITIZENSHIP:

Arias II Fund is an exempted limited partnership organized under the laws of the Cayman Islands. Arias II (Mexico) Fund is a limited partnership organized under the laws of Ontario, Canada. Arias GP and Arias II GP are exempted companies organized under the laws of the Cayman Islands. Arias Management is a limited partnership organized under the laws of the State of Delaware. Arias Management GP is a limited liability company organized under the laws of the State of Delaware. Mr. Arias is a citizen of Peru.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, no par value (the "Common Shares").

Item 2(e).	CUSIP NUMBER:

517097101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

CUSIP No. 517097101	13G	Page 11 of 14 Pages

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are based on approximately 64,726,000 Common Shares outstanding as of November 9, 2021, as reported in Exhibit 99.2 attached to the Issuer's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on November 10, 2021 and assumes the exercise of the warrants and options reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

CUSIP No. 517097101	13G	Page 12 of 14 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Not applicable.

CUSIP No. 517097101	13G	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2022

/s/ J. Alberto Arias
J. ALBERTO ARIAS, (i) individually, (ii) as Director of: (a) Arias Resource Capital GP Ltd., (b) Arias Resource Capital GP II Ltd., (x) for itself and (y) as General Partner of Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. and (iii) as Sole Member of Arias Resource Capital GP LLC, (x) for itself and (y) as General Partner of Arias Resource Capital Management LP.

CUSIP No. 517097101	13G	Page 14 of 14 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 14, 2022

/s/ J. Alberto Arias
J. ALBERTO ARIAS, (i) individually, (ii) as Director of: (a) Arias Resource Capital GP Ltd., (b) Arias Resource Capital GP II Ltd., (x) for itself and (y) as General Partner of Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. and (iii) as Sole Member of Arias Resource Capital GP LLC, (x) for itself and (y) as General Partner of Arias Resource Capital Management LP.